[DYNASIL LETTERHEAD]

FOR TRANSMISSION VIA EDGAR SYSTEM

February 19, 2007

United States Securities and Exchange Commission
Washington, DC 20549-7013

	Attention:	Mr. John Cash
			Accounting Branch Chief
			Mail Stop 7010

Re: Comment Letter dated February 8, 2007 to Dynasil
      Corporation of America

Dear Sirs:

This will reply to the referenced letter. Headings and references below correspond to the headings and references in that letter.

Form 10-KSB for the fiscal year ended September 30, 2006

Item 8A Controls and Procedures, page 10

1.	We hereby confirm that our statement made in Item 8A - Controls and
Procedures on page 10 of the Form 10-KSB referred to above to the effect that "that there can be no assurance that any design of system controls and procedures will succeed in achieving its stated goal," was not intended to qualify and we do not view it as having qualified our conclusions regarding effectiveness. We will delete this language from future filings. In that regard, we draw your attention to Item 3 - Controls and Procedures of our Form 10-QSB for the quarter ended
December 31, 2006, which read as follows:

"Based on their most recent informal evaluation, which was completed during the period covered within this Form 10-QSB, the Company's President/Chief Executive Officer and Chief Financial
Officer believe that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14 and 15d-14) are effective.
There were not any significant changes in the Company's internal controls nor other facts that could significantly affect these controls subsequent to the date of this evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. The Company is presently unable to provide adequate segregation of duties within itself as a means of internal control. As a result, the Company is presently relying on overriding management reviews, and assistance from its board of directors and Audit
Committee in providing short-term review procedures until such time as additional funding is provided to hire additional executives to adequately segregate duties within the Company."

Exhibits 31.1 (a) and 31.1(b)

2.	We understand that the certifying officers are required to make the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 in their personal capacities. We also understand that the language of the certifications required by Section 302 of Sarbanes-
Oxley and the rules under that Section should not be altered in any way. The certifications included in our Form 10-QSB for the quarter ended December 31, 2006 have been revised as requested in your letter to have the certification language conform exactly to the applicable rules. Future certifications will follow this format. The supplemental representations requested by your letter are enclosed herewith.

3.	We hereby confirm as correct your assumption that the language in the introductory paragraph of the fourth item of our certifications referring to "internal control over financial reporting" was inadvertently and unintentionally included in our certifications. We have removed this language from the certifications included in the Form 10-QSB for the quarter ended December 31, 2006. We will not include that language in our certifications until such time as we are required to comply with Item 308 of Regulation SB.

*	*	*	*

Dynasil Corporation of America (the "Company") hereby acknowledges as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	SEC Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on a telephone conversation between Ms. Tricia Armelin of the Staff and Gerald Chalphin, Esq. on February 13, 2007, we understand that the foregoing acknowledgements have been requested as part of the Staff's standard comment letter procedures. In making those acknowledgements, we understand that the Staff is not asking the Company to waive and the Company is not hereby waiving any of its rights under the last sentence of Section 23(a)(1) of the Securities Exchange Act of 1934, as amended.

If you have any questions or comments with regard to the foregoing, please do not hesitate to contact the undersigned at any time.

Very truly yours,

DYNASIL CORPORATION OF AMERICA


By

	Craig T. Dunham,
President

Enclosures
Cc:	Gerald Chalphin, Esq.
              Haefele, Flanagan, p.c.